FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

MEDIA RELEASE

Wavecom Announces Third Quarter 2007 Financial Results

Net Income soars in the first 9 months of 2007 to €10.3 million from
€1.6 million on a year-on-year comparison.

Issy-les-Moulineaux (France) - October 24, 2007 - Wavecom S.A. today announced financial results for its third quarter ending September 30, 2007.

Ron Black, Wavecom Chief Executive Officer, commented, “We are pleased with the strong profitiblity we achieved in the third quarter, despite sequentially lower sales. The anticipated weakness in the EMEA region was offset by very good performance in APAC and an outstanding quarter in the Americas region which grew 30% compared to the same quarter in 2006, at constant currencies.” He highlighted, “The significant announcement of our StarService offer, which is built on services and recurring revenue, marks a new business model for the industry that should attract new players to the market and add significant value to our customers.”

	Consolidated Group Results

				9 months	9 months
In millions of euros Under US GAAP	Q3 2006	Q2 2007	Q3 2007	2006	2007

Revenues	55.9	56.1	52.4	134.0	156.6
Gross profit	19.9	24.4	23.7	55.3	68.7
Operating expenses	19.3	19.6	19.6	53.4	58.2
Operating income	0.6	4.8	4.1	1.9	10.4
Net income	1.2	5.0	3.3	1.6	10.3
Additional information
Operating income	0.6	4.8	4.1	1.9	10.4
Stock based related expenses	(0.7)	(0.6)	(1.7)	(1.4)	(3.1)
Acquired technology	—	—	—	(1.4)	—
Amortization expense related to acquisition	(1.2)	(0.8)	(0.8)	(1.9)	(2.7)
Operating income before stock based compensation and amortization expense related to acquisition	2.5	6.2	6.6	6.6	16.2

Third Quarter Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Third quarter 2007 consolidated revenues were €52.4 million, a decrease of 6% versus third quarter 2006, or 1.6% at constant currencies, as the weak U.S. dollar had a negative impact of around €2.6 million compared to the same period a year ago. Revenues in the third quarter 2007 also declined sequentially by 7% versus the previous quarter, or 6% at constant currencies. This decline can be partly explained by a typically slow summer period, as well as the fact that some of our European customers, who export in US dollars, have been adversely impacted by the weakness in this currency and have been reluctant to place advance firm orders. For the first nine months of 2007, consolidated revenues increased 17% to €156.6 million, compared to the same period in 2006, or 22% at constant currencies.

Services accounted for €2.0 million in the quarter, of which the main part was generated by the recognition of revenue from a customer with whom we have an ongoing substantial development contract.

In the third quarter, the breakdown of product revenues by region was as follows: EMEA 40%; Americas 41%; and APAC 19%.

The customer portfolio remained balanced in the third quarter, with the top ten customers, six of which are direct, representing 58% of revenues as compared to 51% in the previous quarter, and no single customer represented more than 10%.

Backlog: The 12-month backlog on September 30, 2007 of €52.3 million increased slightly from the year ago period (€49.2 million at September 30, 2006) but decreased sequentially from €70.9 million at June 30, 2007. It should be noted that backlog as of any particular date may not be an accurate indicator of sales for a given future period.

Gross Margin: For the third quarter 2007 gross margin amounted to €23.7 million, representing 45.3% of sales compared to 43.4% in Q2 2007. The gross margin from products increased incrementally to 46.5% of sales compared to 46.0% the previous quarter.

Operating Expenses: Total operating expenses for the third quarter 2007 were sequentially flat compared to the second quarter 2007 at €19.6 million, which were in-line with the third quarter 2006 level. Included are stock based related expenses totaling €1.7 million, compared to €0.6 million in the second quarter 2007. At September 30, 2007, headcount (salaried employees) stood at 421 increasing from 410 at June 30, 2007.

Profit: Operating income for the third quarter 2007 was €4.1 million, decreasing from €4.8 million in the previous quarter, remaining flat at 8% of sales. On a year-over-year basis, this operating result was significantly better than that of the third quarter 2006, which was of €0.6 million. Net income for the third quarter 2007 was €3.3 million, compared to €5.0 million in previous quarter, and €1.2 million a year ago. For the first nine months of 2007, net income was €10.3 million, compared to €1.6 million in the same period in 2006.

As shown in the above table, on a non-GAAP basis, excluding stock based related expenses and expenses related to our acquisition, the operating income was €6.6 million for the third quarter 2007, compared to €6.2 million for the previous quarter and €2.5 million a year ago. On a 9-month comparison basis non-GAAP operating income grew from €6.6 million in 2006 to €16.2 million.

Balance sheet: Wavecom’s cash position increased quarter-on-quarter from €56.7 million to €137.5 million at September 30, 2007. Most of the cash increase is due to the convertible bond issue completed in early July 2007, which added a net amount of €78.0 million to our cash reserves in the third quarter 2007 while a liability associated with the long-term portion of the loan was also accounted for in the third quarter of 2007. A total of €7.5 million was used this quarter to buy back Wavecom stock. Inventory decreased incrementally to €8.8 million compared with €9.2 million the previous quarter; DSOs (Days Sales Outstanding) were at 53 days compared with 55 days the previous quarter.

Business news:

StarService Launch:

Emmanuel Walckenaer, V.P. of Intelligent Devices Services, commented on the Wavecom’s announcement of StarService, “The launch of this exciting new offer sets the stage for a whole new business model in the industrial and automotive wireless markets. With StarService we are eliminating the upfront investment by offering our newest Wireless Microprocessor 50 free of charge with a subscription to our service contract. Market reaction to the offer has been extremely positive.”

He continued, “We were particularly pleased that two wireless operators, Jasper and Numerex, both of whom specialize in M2M communication, are enthusiastic to work along with us in expanding the market for wireless machine to machine communication.”

•	Wavecom S.A. announced the launch of StarService, a new product and service offer, which includes a Wireless Microprocessor® and a subscription to Wavecom’s secure Intelligent Device Service (IDS). The first StarService offer comes with a new Wavecom Wireless Microprocessor®, WMP50, which is included free of charge as part of the package. This new ARM9-based device has been specifically designed for high-volume industrial M2M and automotive applications. It runs the Open AT® Software Suite, which enables customers to develop embedded applications, and is expandable with a rich set of plug-ins. Samples of the WMP50 are available now.

•	Jasper Wireless and Wavecom announced the initial step in building a global partnership for the first all-in-one wireless machine to machine (M2M) infrastructure. By combining the new Wavecom StarService with the Jasper Wireless global service platform, customers get everything they need to connect and manage their machines wirelessly from day one. This connectivity service will be possible using the new Wavecom Wireless Microprocessor® 50 with inSIM™ (embedded SIM), the secure Wavecom Intelligent Device Services, and immediate access to the Jasper Wireless service platform for connecting and managing machines around the world.

•	Wavecom and Numerex Corp. announced that Numerex will provide the revolutionary new Wavecom StarService for customers in North America. The Wavecom StarService will be delivered over Numerex’s wireless network allowing users to remotely manage their wireless devices securely over-the-air (OTA). Easily integrated into customers’ existing back-end applications, the service will enable users to remotely upgrade firmware and application software, configure devices, and implement remote diagnostics.

Other recent announcements:

•	Wavecom and Bouygues Telecom announced certification of Wavecom’s newest families of Wireless CPU®s on the Bouygues Telecom wireless network, thus further opening the market for wireless machine-to-machine communication in France. The announcement reinforces Bouygues Telecom’s commitment to development of the market for communicating machines.

•	Airbiquity, Inc. and Wavecom S.A., announced a partnership in which Airbiquity provides Wavecom SA with their GSM and CDMA in-band modem software technology. As a result of this global licensing agreement, the two companies will be able to offer complete end-to-end data communication solutions that reduce overall development time for customers.

•	Wavecom SA and PEIKER Acustic GmBH announced that the BMW Group will integrate embedded hands-free telephone capability into future lines of passenger cars using a Peiker telephone kit with Wavecom wireless technology.

•	Wavecom S.A. announced that its development teams have been evaluated CMMI level 2 (Capability Maturity Model Integration) by an independent appraiser for software development processes.

•	Avnet Memec announced the extension of its distribution agreement with Wavecom SA. The strategic partnership will be extended to Germany, France, Austria and Switzerland. This expanded agreement reinforces the already strong position of Avnet Memec as Wavecom distributor in Italy, Greece and Turkey.

•	Wavecom S.A. integrated in Sunlink’s KENJI KJ-8800 tracking terminal. The KENJI KJ 8800 watercraft tracking terminal has integrated the Wavecom Q2686 Wireless CPU® with C-GPS companion software protocol stack and GPS chips making it a complete GSM/GPRS/GPS solution. The C-GPS chipset receives location data, performs the preliminary data processing and forwards it to the Wavecom Wireless CPU® for transmission via cellular networks.

Chantal Bourgeat, Wavecom CFO, concluded: “We are feeling positive about the business as many projects we have been working on for a long time are beginning to come together.” Ms Bourgeat added, “We continue to pursue strategic acquisitions that could further build our customer base and enhance our technology offerings.”

Conference Call:

Today at 3:00 p.m. (Paris time) Wavecom management will host a conference call in English reserved for financial professionals commenting on its third quarter 2007. To access this call, please use the following numbers (access code: 4203387): +33 (0) 1 70 99 42 95 in France, +44 (0) 20 7806 1967 in the U.K. and +1 718 354 1391 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its Q4 and Full year 2007 results on February 7, 2008 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom’s solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:

Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Lovallo Communications Group, LLC
Investor Relations	Tel: + 1 203-431-0587
Tel. +33 1 46 29 41 81	Johnlovalloirpr@sbcglobal.net
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the company’s products, an unanticipated decrease in orders from one of the company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, the company’s reliance on a single contract manufacturer in China for all production requirements, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the company to not achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30,	June 30,	September 30,
	2006	2007	2007

	Euro	Euro	Euro
Revenues:
Product sales	54,992	55,776	50,405
Services revenue	408	334	1,958
Licensing revenue	485	—	—

	55,885	56,110	52,363
Cost of revenues:
Cost of goods sold	35,206	30,139	26,956
Cost of services	802	1,600	1,666

	36,008	31,739	28,622

Gross profit	19,877	24,371	23,741
Operating expenses:
Research and development	8,467	8,179	8,493
Sales and marketing	4,464	5,740	5,689
General and administrative	6,325	5,700	5,461

Total operating expenses	19,256	19,619	19,643

Operating income	621	4,752	4,098

Interest income and other financial income, net	264	419	127
Foreign exchange loss, net.	354	(50)	(832)

Total financial income (loss)	618	369	(705)

Income before minority interests and income taxes	1,239	5,121	3,393
Minority interests	—	—	—

Income before income taxes	1,239	5,121	3,393
Income tax expense	20	91	49

Net income	1,219	5,030	3,344

Basic net income per share	0.08	0.33	0.22

Diluted net income per share	0.08	0.30	0.20

Number of shares used for computing:
– basic	15,385,077	15,447,796	15,199,624
– diluted	15,905,833	16,645,446	16,339,024

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended
	Sept 30,	Sept 30,
	2006	2007

	Euro	Euro
Revenues:
Product sales	131,640	153,967
Services revenue	895	2,623
Licensing revenue	1,453	—

	133,988	156,590
Cost of revenues:
Cost of goods sold	77,034	83,107
Cost of services	1,675	4,825

	78,709	87,932

Gross profit	55,279	68,658
Operating expenses:
Research and development	22,487	24,430
Sales and marketing	11,755	16,844
General and administrative	17,741	16,944
Acquired in process technology	1,400	—

Total operating expenses	53,383	58,218

Operating income	1,896	10,440

Interest income and other financial income, net	762	963
Foreign exchange loss, net	(975)	(930)

Total financial income (loss)	(213)	33

Income before minority interests and income taxes	1,683	10,473
Minority interests	—	—

Income before income taxes	1,683	10,473
Income tax expense	92	151

Net income	1,591	10,322

Basic net income per share	0.10	0.68

Diluted net income per share	0.10	0.64

Number of shares used for computing:
– basic	15,381,572	15,092,060
– diluted	15,770,654	16,186,995

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At Sept 30,
	2006	2007

	Euro	Euro
ASSETS
Current assets:
Cash and cash equivalents	54,776	35,381
Marketable securities	—	102,140
Accounts receivable, net	28,727	30,419
Inventory	6,631	8,774
Value added tax recoverable	602	901
Prepaid expenses and other current assets	2,361	3,930

Total current assets	93,097	181,545
Other assets:
Long-term investments	3,639	3,694
Other assets	3,166	2,496
Research tax credit	1,771	1,973
Income tax recoverable	9,617	9,617
Intangible and tangible assets, net	19,770	17,406
Goodwill	8,117	8,117

Total assets	139,177	224,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	36,254	36,972
Accrued compensation	9,367	7,306
Current portion of other accrued expenses	3,713	3,876
Current portion of convertible bonds	—	870
Current portion of capitalized lease obligations	233	206
Deferred revenue and advances received from customers	98	379
Other liabilities	653	636

Total current liabilities	50,318	50,245
Long-term liabilities:
Long-term portion of other accrued expenses	15,957	16,278
Long-term portion of convertible bonds	—	77,554
Long-term portion of capitalized lease obligations	385	368
Other long-term liabilities	858	676

Total long-term liabilities	17,200	94,876
Commitments and contingencies	—	—
Shareholders’ equity:
Shares, euro 1 nominal value, 15,765,111 shares authorized, issued and outstanding at
September 30, 2007 (15,554,153 at December 31, 2006)	15,554	15,765
Additional paid-in capital	139,393	144,098
Treasury stock at cost (544,322 shares at September 30, 2007 and 156,345 shares at	(1,312)	(8,823)
December 31, 2006)
Accumated deficit	(79,947)	(69,624)
Accumulated other comprehensive income (loss)	(2,029)	(1,689)

Total shareholders’ equity	71,659	79,727

Total liabilities and shareholders’ equity	139,177	224,848

WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2006	2007

	Euro	Euro
Cash flows from operating activities:
Net income	1,591	10,322
Adjustments to reconcile net income to net cash provided from operating activities:
Amortization and impairment of intangible and tangible assets	6,427	6,254
Share-based compensation	1,414	3,073
Loss on sales and retirement of tangible assets	6	13
Acquisition of marketable securities	—	(102,140)
Net increase (decrease) in cash from working capital items	14,347	(4,581)

Net cash provided by operating activities	23,785	(87,059)

Cash flows from investing activities:
Acquisition of long-term investments	(22)	(55)
Purchases of intangible and tangible assets	(3,243)	(3,873)
Acquisition of certain assets, net of cash acquired	(32,529)	—
Proceeds from sale of intangible and tangible assets	155	—
Purchase of interets in associates	—	(7)

Net cash used by investing activities	(35,639)	(3,935)

Cash flows from financing activities:
Proceeds from convertible bonds	—	77,998
Principal payments on capital lease obligations	(278)	(207)
Purchases of treasury stock	—	(7,510)
Proceeds from exercise of stock options and founders’ warrants	80	1,843

Net cash provided (used) by financing activities	(198)	72,124
Effect of exchange rate changes on cash and cash equivalents	(186)	(525)

Net increase (decrease) in cash and cash equivalents	(12,238)	(19,395)
Cash and cash equivalents, beginning of period	60,663	54,776

Cash and cash equivalents, end of period	48,425	35,381

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: October 24, 2007	By: /s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer